UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __________ )*

LAS VEGAS GAMING, INC.

(Name of Issuer)

Common Stock, $.001 par value, and Common Stock Series A, $.001 par value

(Title of Class of Securities)

517674107

(CUSIP Number)

Daniel R. Siciliano

Chief Accounting Officer and Treasurer

International Game Technology

9295 Prototype Drive

Reno, Nevada  89521

775-448-7777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517674107	13D	Page 2 of 10 Pages

1	Names of Reporting Persons International Game Technology
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,193,878 (1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 6,193,878
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,193,878
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 31.3% (2)
14	Type of Reporting Person (See Instructions) CO

———————

(1)

Includes (a) 4,693,878 shares of Series I Preferred Stock of the Issuer, par value $.001 (the “Preferred Stock”), that is convertible into 4,693,878 shares of either Common Stock, par value $.001 (the “Common Stock”), or Common Stock Series A, par value $.001 (the “Common Stock Series A”) of the Issuer, based on an initial conversion price of $2.45, subject to adjustment, and (b) a warrant to purchase 1,500,000 shares of either Common Stock or Common Stock Series A at a purchase price of $2.45 per share, the number of shares and purchase price each subject to adjustment (the “Warrant”).

CUSIP No. 517674107	13D	Page 3 of 10 Pages

(2)

Based upon 19,773,218 shares of Common Stock Series A, including (a) 13,579,340 shares of Common Stock Series A outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2008 and (b) the shares of Common Stock Series A issuable upon full conversion of the Preferred Stock and upon exercise of the Warrant described above in footnote (1).  There are no shares of Common Stock outstanding and, apart from the Common Stock and the Common Stock Series A, the Issuer has no other series of common stock.

CUSIP No. 517674107	13D	Page 4 of 10 Pages

Item 1.

Security and Issuer.

This Schedule 13D relates to Common Stock, par value $.001 (the “Common Stock”) and Common Stock Series A, par value $.001 (the “Common Stock Series A”), of Las Vegas Gaming, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 4000 West Ali Baba Lane, Suite D, Las Vegas, Nevada 89118.

Item 2.

Identity and Background.

(a), (b), (c) and (f)

This Schedule 13D is filed by International Game Technology (the “Reporting Person”).

The Reporting Person is a corporation organized under the laws of the State of Nevada.  International Game Technology’s principal business is designing, manufacturing and marketing of computerized gaming equipment, network systems and services in North America and internationally.  Its principal business address is 9295 Prototype Drive, Reno, Nevada 89521.

The names and business addresses of the directors and executive officers of the Reporting Person are set forth on Attachment 1 to this Schedule 13D and incorporated herein by reference.  All persons named on Attachment 1 to this Schedule 13D are citizens of the United States.

(d) and (e)

During the last five years, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any individual named on Attachment 1 to this Schedule 13D (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

Pursuant to the Investment Agreement dated as of September 30, 2008 (the “Investment Agreement”), by and among the Issuer, and IGT, a Nevada corporation and a wholly-owned subsidiary of the Reporting Person (“IGT”), on October 24, 2008, the Issuer issued to IGT the following: (1) 4,693,878 shares of Series I Preferred Stock of the Issuer, par value $.001(the “Preferred Stock”) convertible into shares of either Common Stock or Common Stock Series A with a conversion price equal to $2.45, as adjusted, and (2) a warrant to purchase 1,500,000 shares of either Common Stock or Common Stock Series A with an exercise price equal to $2.45 per share (the “Warrant”).  IGT acquired the Preferred Stock and the Warrant for an aggregate purchase price of $11.5 million, using cash on hand of the Reporting Person to purchase such Preferred Stock and Warrant.

Item 4.

Purpose of Transaction.

The Reporting Person has acquired the voting shares for investment purposes.  Pursuant to the Investment Agreement, IGT will have the right to designate individuals to serve on the Board of Directors of the Issuer, subject to certain conditions.

CUSIP No. 517674107	13D	Page 5 of 10 Pages

Except as set forth in this Schedule 13D, the Reporting Person presently has no additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person, however, reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements.

Item 5.

Interest in Securities of the Issuer.

(a)

As of October 24, 2008, the Reporting Person may be deemed to beneficially own the following:

•

4,693,878 shares of Preferred Stock that is convertible into 4,693,878 shares of either Common Stock or Common Stock Series A, based on an initial conversion price of $2.45, subject to adjustment as set forth in the Investment Agreement,

•

A Warrant to purchase 1,500,000 shares of either Common Stock or Common Stock Series A with an exercise price equal to $2.45 per share, the number of shares and exercise price each subject to adjustment as set forth in the Warrant.

As of October 24, 2008, the Reporting Person may be deemed to beneficially own an aggregate of approximately 6,193,878 shares of Common Stock Series A, representing approximately 31.3% of the issued and outstanding shares of Common Stock Series A of the Issuer.  These figures are based upon a total of 19,773,218 outstanding shares of Common Stock Series A, including (a) 13,579,340 shares of Common Stock Series A outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2008 and (b) the shares of Common Stock Series A issuable upon full conversion of the Preferred Stock and upon exercise of the Warrant.  Apart from the Common Stock Series A, no shares of any other series of the Issuer’s common stock are outstanding.

(b)

The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Preferred Stock, Warrant and shares of Common Stock or Common Stock Series A issued or issuable upon conversion of the Preferred Stock and upon exercise of the Warrant reported in Item 5(a).

(c)

Except as set forth or incorporated by reference herein or in Items 3, 4 and 6, which is incorporated by reference herein, the Reporting Person has not effected any transaction related to the Common Stock or Common Stock Series A during the past 60 days.

(d)

No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Preferred Stock and Warrant.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the transactions described in this Schedule 13D, (i) IGT entered into the Investment Agreement with the Issuer as of September 30, 2008, and (ii) on October 24, 2008, the Issuer issued the Preferred Stock and Warrant to IGT.  The Investment Agreement and Warrant are attached hereto as Exhibits 1 and 2 respectively and incorporated herein by reference.

CUSIP No. 517674107	13D	Page 6 of 10 Pages

Pursuant to the Investment Agreement, (i) IGT acquired the Preferred Stock and Warrant for $11.5 million paid in cash, (ii) IGT has the right to designate individuals to serve on the Board of Directors of the Issuer, subject to certain conditions (iii) the Preferred Stock is convertible into Common Stock and Common Stock Series A of the Issuer at IGT’s option, at any time, without the payment of additional consideration at a conversion price of $2.45, subject to adjustment as set forth in the Investment Agreement, (iv) the shares of Preferred Stock will accrue on a day-to-day basis an annual, cumulative dividend of 6.5%, commencing on July 16, 2008 (v) IGT has a right of first negotiation regarding any transaction pursuant to which the Issuer or any of its subsidiaries considers to (A) offer or sell any debt securities or any rights with respect to any debt securities of the Issuer or any of its subsidiaries, (B) enter into any merger, consolidation, share exchange, business combination, or similar transaction, including an acquisition of assets (including pursuant to a license), in which the Company will issue, sell transfer or otherwise convey 30% or more of its issued and outstanding capital stock or (C) enter into any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of its issued and outstanding capital stock or assets as part of a capital raising transaction, and (vi) IGT has piggy-back registration rights with respect to the Issuer’s Common Stock or Common Stock Series A issued to or issuable to IGT with respect to the Preferred Stock or Warrant.

The Issuer issued to IGT a Warrant to purchase 1,500,000 shares of Common Stock with an exercise price equal to $2.45 per share.  The number of shares issuable upon exercise of the Warrant and the exercise price therefor are subject to adjustment as set forth in the Warrant.  The Warrant expires at 11:59 p.m., Las Vegas time, on October 24, 2011; provided, that if the Company fails to provide written notice of the upcoming expiration to the holder 60 days prior to the expiration date, then the Warrant shall continue in effect until 60 days after the Issuer provides such written notice.

The description of the Investment Agreement and Warrant set forth above is qualified in its entirety by reference to the full and complete terms set forth in such agreements.

CUSIP No. 517674107	13D	Page 7 of 10 Pages

Item 7.

Material to be Filed as Exhibits.

Exhibit 1	Investment Agreement dated as of September 30, 2008, by and among the Issuer and IGT, incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on October 7, 2008
Exhibit 2	Warrant to Purchase 1,500,000 shares of Common Stock and Common Stock Series A dated as of October 24, 2008 issued to IGT (filed herewith)

CUSIP No. 517674107	13D	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: November 3, 2008

International Game Technology

By:	/s/ Daniel R. Siciliano
Name:	Daniel R. Siciliano
Title:	Chief Accounting Officer and Treasurer

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

ATTACHMENT 1

The name, business address, and principal occupation of the directors and executive officers of International Game Technology, are as follows:

DIRECTORS

Name	Business Address	Office

Robert A. Bittman	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Director

Richard R. Burt	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Director

Patti S. Hart	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Director

Robert A. Mathewson	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Director

Thomas J. Matthews	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Director

Robert Miller	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Director

Frederick B. Rentschler	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Director

EXECUTIVE OFFICERS

Name	Business Address	Office
Thomas J. Matthews	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Chairman of the Board, Chief Executive Officer and President

Daniel R. Siciliano	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Principal Financial Officer, Chief Accounting Officer and Treasurer

Robert A. Bittman	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Executive Vice President, Product Strategy

Richard Pennington	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Executive Vice President, Corporate Strategy

Anthony Ciorciari	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Executive Vice President, Operations

David D. Johnson	International Game Technology 9295 Prototype Drive Reno, Nevada 89521	Executive Vice President, General Counsel and Secretary